Exhibit 16.3

                             BERSCH ACCOUNTING S.C.
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                          Certified Public Accountants

633 W. Wisconsin Ave., Suite 405                      Milwaukee, Wisconsin 53203
Tel: 414-272-8800                                       www.berschaccounting.com
Fax: 414-223-4070                                       email: bersch@execpc.com

                                 March 23, 2001

VIA FAX

Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I have read the disclosures in Item 4 of the Amendment No. 2 to the Current Report on Form 8-K/A dated February 26, 2001 of Biogan International, Inc. which reported on an event of February 20th, namely, the hiring of KPMG LLC as auditors commencing with the audit of 12-31-00, and Amendment No. 1 to the current report on Form 8-K filed on March 8, 2001, reporting on an event of March 5, 2001 (the resignation 8-K). Both of these amendments were to be filed on March 14, 2001. The following are my responses to the Company's filings.

Regarding the first paragraph in Item 4, it should be made clear that the company and its counsel sought to engage a large or "Big 5" firm before they met us, and during our entire tenure, they never ceased the vigorous pursuit of such a firm. We agreed, when we took on the job, that ours would be only an interim role while we helped the company develop the disciplines, the personnel, the reporting systems, and the internal control necessary to be accepted by another firm. We never agreed to relax the independence, auditing, or accounting standards during that period, and we only accepted the job because we had been referred to Biogan by Lam, Kwok, Kwan & Cheng, C.P.A.'s, (LKKC), a firm we had worked with in the past, and about whose integrity and competence we were confident.

There were serious delays in getting started after we had sent our original engagement letter, and our firm has had accounting and auditing disagreements with Biogan almost from the first. Biogan was already accumulating penalties under a clause in their debenture agreement requiring the filing of an SB-2 at an unreasonably early date, and our engagement letter specifically disclaimed any responsibility on our part for any penalties for delays. Nevertheless, we cooperated with Biogan's counsel so they could get Biogan's 6-30-2000 10-Q-SB filed as rapidly as possible. We knew full well that the two-year history of what would become the accounting acquirer was not available, but the debenture holders agreed to waive penalties for a while if an 8-K was filed describing the acquisition. We also had an understanding that LKKC and Biogan's accountants would have furnished the missing information in time for us to complete a proper audit report to be filed with a timely amendment.


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When we finished our audit report of 6-30-2000, it was impossible to provide a full two-year history, because such records did not exist. Because we had already done audit work for the 6-30-2000 period for the proposed combined entities we agreed to include a gratuitous short period pro-forma report which might be useful to readers in understanding the effects of the acquisition reported in the footnotes. It was described as pro-forma because the document signing did not take place until after the audit date.

The missing information never came forth, because once the first 8-K was filed the SEC called Biogan's counsel, and made verbal requests for the two-year history. We knew the data was not ready, and suggested waiting for written comments, which we could answer with amended reports in proper order, and acceptable to SEC staff reviewers. LKKC had been completely invisible to the SEC until that time, and we had not intended to report reliance on their work. Apparently their existence, and the existence of their earlier draft report had been discussed in a telephone call, and the SEC asked for a copy of that report. Bending to SEC pressure, the company's counsel, against our strongly spoken advice, and absolutely without our consent, incorporated an audit report from Lam, Kwok, Kwan & Cheng, C.P.A.s, (LKKC) into an 8K amendment in late October. This caused confusion by the SEC as to who was actually the auditor, and also caused the SEC to call us "reckless" for consenting to the inclusion of our report in that amendment without reviewing it first. They warned Biogan that any further work by us would be subject to extreme scrutiny. At the same time, SEC staff was telling us that we were not the auditors, and they stated that they had no criticism of our report.

We made various attempts to straighten out the misunderstanding. We told Biogan it was their job, not ours, to tell the SEC that the filing of that report had been an error by their counsel. They finally did withdraw the report, but never acknowledged that it had improperly included a consent from us, which they most decidedly never got, leaving the SEC with an unfounded opinion of us, and leaving us without recourse to rectify the situation without appearing defensive, and possibly harming any long term relationship even further.

Meanwhile, the Company and its counsel completely abandoned the completion of the historic accounting in order to assuage the urgings of SEC "staff" for the qualifications of LKKC and corrections to their report, which should never have been filed in the first place. We never did, nor ever intended to rely on that report. We only relied on some of LKKC's workpapers, examined in their office and/or prepared under our on-site supervision in China.

All of this would still have straightened itself out had we been able to complete the amended report.

During the process of attempting to get the company to complete its work so we could audit it, we observed far too much dependence on us to do their work, and commented frequently on the need to establish better internal control and a real audit committee. We also discovered that the financials prepared by LKKC for Biogan included, in the home office asset accounts, a net balance over a half million dollars more than should have properly been attributed to that transaction. We were prepared to correct that error with the amended reports we were trying to prepare.

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In the meantime, not only had second quarter report amendments passed their due dates, but third quarter data was tardy as well, and the company's resources were still engaged in trying to satisfy "staff", and to allay the threat of de-listing by NASDAQ. We were asked numerous times to help with that campaign, which as independent auditors we could not do. About the time the de-listing threat became imminent, payments under our engagement agreement began to lag, and we informed Biogan management, counsel, and accountants that under its terms, we were now free to simply terminate our engagement. We also cited non-payment of LKKC as part of the problem with getting the data we needed to correct the filings and bring them up to date. The company denied being in arrears with LKKC's invoices, even though we had direct confirmation from LKKC as to what was interfering with their production.

Owing to the problems already on the table, we were really concerned about our ability to remain as auditors, since no proper arrangements were in place for the 12-31-2000 audit. We finally sent our engagement letter establishing a timetable and demanding payment. We knew, of course that Mr. Cerutti, who had never wanted to work with us in the first place, and Mr. Laverdiere were feverishly searching for a replacement for us, and we encouraged the company to make arrangements for a 12-31-2000 physical inventory, no matter who would do the audit since "staff" had been so concerned about the inventory issue dating from the 12-30-98 year end. We were prepared to go to China to observe inventory. That never took place, and in early January we issued an ultimatum about getting LKKC paid and their work done, and getting us paid a settlement amount, without which we would not even consider continuing. We met with the Company's board in California in late January, without their counsel, to settle our differences, and were paid the first installment. By that time the next payment was already overdue.

So it can be seen that for several months prior to the February 19, 2001 date shown in the Company's filing, the Company had been interviewing and searching for a "Big Five" accounting firm, with the encouragement of the Securities and Exchange Commission (the "SEC") and had in fact told us they had hired such a firm. Subsequently, this new firm did not take on the engagement and I was instructed to continue to proceed with the 12-31-00 year-end audit and that proper arrangements would be made.

On February 19, 2001, I was once again told that the Company had engaged a new auditor, KMPG LLP. The draft of the 8-K sent to me for review stated specifically that I would continue to the completion of third quarter 10-QSB reports. Of course we never finished them because they could only be done after the 6-30-00 reports and the 8-KA would be brought into conformance.

On February 23, 2001, I sent three letters to the Company to be executed in order to expedite the change of auditor and to establish terms for my completion of that work. These letters, based on standard templates published for use by the accounting profession, incorporate the Company's consent to allow the successor auditor access to our workpapers, limitations on the use of the information obtained via this review, hold harmless agreements, and stipulations as to accounting disagreements and professional fees. These letters have not been signed nor returned to me.

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On March 5, 2001, at approximately 1:15 P.M. during a telephone conference call with three members of the Company's board of directors, I was asked to continue the review of the Company's September 10-QSB. Due to continued lack of payment, apparently un-resolvable audit issues including scope and accounting matters, and the company's unwillingness to acknowledge to the SEC the erroneous inclusion of my consent in SEC filings when none was given, I verbally resigned from this account as stated in my March 5th letter to the Company and the SEC. The board members agreed to accept my resignation. In fact, under Item 4 in the Company's 8-K of March 7, 2000 they state, "The decision to resign was made by the Former Auditors." Note that their statements made in the first sentence of
Item 4 of this 8-K that prior to February 19, 2001 the Company decided to terminate Bersch Accounting (The Former Auditors) as its independent certifying accountants is in conflict with their earlier stated position.

Responding to specific issues:

         (a) DISAGREEMENTS CONCERNING AUDIT ISSUES INCLUDING SCOPE AND ACCOUNTING MATTERS. The company has been aware, through written and verbal communication over the course of several months, of disagreements concerning meeting with company personnel, site visits, inventory observation, and internal control.
         (b) INCLUSION, WITHOUT THE CONSENT OF AUDITORS, of material in Amendment #2 of Form 8-K/A of October 24, 2000. I adamantly opposed the submittal of the financial statements of Hechi Industrial Company prepared by Lam, Kwok, Kwan & Cheng (LKKC). I was unaware that there was a second amendment to the 8-K, and that the LKKC statements were included, until I received an email notifying me of the filing. The consent that was shown in the Edgar filing is not backed up with any correspondence from me. Additionally, I have letters showing that LKKC also did not give their consent.
         (c) INFORMATION REQUIRING THE AMENDMENT OF PART OF THE AUDIT REPORT DATED JUNE 30, 2000. The company is aware of a material overstatement of the equity of the Hechi Industrial Company. The remainder of this paragraph is an attempt to make us appear responsible for the Company's problems when the underlying cause is simply the facts of the case - lack of records, lack of/or misdirection of resources to solve the problems, the pressure caused by entering into certain agreements, especially the debenture agreement.
         (d)      OUTSTANDING PROFESSIONAL FEES. This paragraph is true.
         (e) WITHDRAWAL OF OPINION ON THE PRO FORMA PORTION OF THE JUNE AUDIT REPORT. While engaged by Biogan it was our intention to further investigate the problem and rectify it by appropriate measures, possibly a prior period adjustment, possibly a re-issuance, possibly a clarification of the sale documents, possibly a retroactive renegotiation. Now that we are no longer in a position to do so, withdrawal is our only option. This has been discussed orally, and for obvious reasons, not reduced to writing.
         (f) RESIGNATION OF THE FORMER AUDITORS. We resigned as stated. Terminated is not the word.
         (g) NEED FOR AN ADJUSTMENT TO THE JUNE AUDIT REPORT AND FOOTNOTES THERETO. The company knows that there is a question of overstatement of assets

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                  which has not been resolved. It has nothing to do with the over-worked dialogue about the accounting treatment of a reverse acquisition. It is about numbers.
         (h) LETTERS SUBMITTED TO THE COMPANY REGARDING THE FORMER AUDITORS' WORK PAPERS. Our response to the hiring of KPMG LLC was to invite them to our offices to review our workpapers. KPMG read the letter we asked them to sign, they agreed, we set a date, and they never showed up. We also sent out the letters described elsewhere in this document, which have been used and signed before, by us and others in the profession.

                  PARAGRAPH FOLLOWING (h). True

                  SECOND PARAGRAPH FOLLOWING (h). We don't doubt that the board of directors agreed to accept our resignation, and if they decided to save face by calling it a termination, we don't mind, as long as they keep saying it to themselves. It's when they say in to others that we object.

To date our firm has received no authorization from the Company to respond to inquiries from KPMG, or to make workpapers or any other information available to any third parties. We wish them well, as we have a very favorable impression of their business opportunities and some very talented people on both sides of the Pacific.

                                             Very truly yours,


                                             /s/ Dennis W. Bersch
                                             Dennis W. Bersch, CPA

cc: Biogan International, Inc.
    Rutan & Tucker